UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Novela Neurotechologies, Inc

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> February 15, 2018

Physical address of issuer
4275 Executive Square Suite 200, San Diego , CA 92037

Website of issuer
www.neureka.ai

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,289,146.30	$2,628,933.40
Cash & Cash Equivalents	$99,206.96	$60,200.26
Accounts Receivable	$0.00	$217,700.00
Short-term Debt	$12,578.81	$23,155.84
Long-term Debt	$2,019,466.08	$2,069,466.08
Revenues/Sales	-$139,685.00	$225,244.18
Cost of Goods Sold	$42,434.94	$38,511.15
Taxes Paid	$3,204.97	$1,903.97
Net Income	-$1,192,434.78	-$986,187.97

April 23, 2024

FORM C-AR

Novela Neurotechologies, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Novela Neurotechologies, Inc , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.neureka.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 23, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Novela Neurotechologies, Inc (the "Company") is a Delaware Corporation, formed on February 15, 2018. The Company is currently also conducting business under the name of Neureka .

The Company is located at 4275 Executive Square Suite 200, San Diego , CA 92037.

The Company's website is www.neureka.ai.

The information available on or through our website is not a part of this Form C-AR.

The Business

Neureka® is accelerating neurological treatments from bench to bedside & beyond. By combining Neureka's ecosystem of compact wearables and nearables with their proprietary AI-driven biometrics analysis algorithms, Neureka is the only fully integrated biomarker platform for neurology that enables personalized interventions, spanning from clinical trials to ongoing patient support.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially happening into the future due to COVID-19, the Company's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Form C is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the future outbreak of COVID-19 and its variants. The risk of a pandemic, or public perception of the risk, could cause people to avoid public places and could cause temporary or long-term disruptions in the supply chains and/or delays in the delivery of products and services to our vendors, service providers and our customers. Such risks could also adversely affect our customers' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our vendors, service providers and customers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our vendors, service providers and customers.

The spread of SARS-COV2 and its future variants, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our and our customers' ability to access capital, which could in the future negatively affect our and our customers' access to financial resources. In addition, a recession or market correction resulting from the spread of COVID-19 and other global crises could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lock- down status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.
Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and

perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental,

health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our potential customers will require a high degree of reliability in the delivery of our products and services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our customers is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract customers depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our customer base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new customers in a cost-effective manner or increase the platform activity of our customers. If we are unable to recover our marketing costs through increases in the size, value or overall number of refinancings we originate, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

There is no assurance that our revenue and business model will be successful.
We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our customers to engage in more products and services across our platform. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors' offerings, and even if such changes are undertaken, there is no guarantee that they will be successful.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, customers. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.
We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

• the continued growth of our customer base;

• our ability to monetize our customer base, including through the use of additional products by existing customers;

• our ability to acquire customers at a lower cost; and

• our ability to increase the overall value to us of each of our customers while they remain on our platform.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to our sleep and seizure detection products, significantly greater financial, technical, marketing and other resources and a larger customer base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in customer preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new customers away from our products and services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Distribution and marketing of, and access to, our products depends, in significant part, on a variety of third-party publishers and platforms. If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of our products in any material way, it could materially adversely affect our business, financial condition and results of operations.

We market and distribute our products (including related mobile applications) through a variety of third-party publishers and distribution channels. Our ability to market our brand on any given property or channel is subject to the policies of the relevant third party. There is no guarantee that mobile device users will use our products rather than competing products. We are dependent on the interoperability of our products with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the Android and iOS operating systems. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, handset manufacturers, or mobile carriers, or in their terms of service or policies that degrade our products' functionality, reduce or eliminate our ability to update or distribute our products, give preferential treatment to competitive products, limit our ability to deliver, target, or measure the effectiveness of ads, or charge fees related to the distribution of our products or our delivery of ads could materially adversely affect the usage of our products on mobile devices. For example, the release of iOS 14 brought with it a number of new changes, including the need for app users to opt in before their identifier for advertisers ("IDFA") can be accessed by an app. Apple's IDFA is a string of numbers and letters assigned to Apple devices which advertisers use to identify app users to deliver personalized and targeted advertising. App users' opt-in rates to grant IDFA access has been approximately 20% based on various reports. As a consequence, the ability of advertisers to accurately target and measure their advertising campaigns at the user level has become significantly more limited and app developers have experienced increased costs per registration.

Further, certain publishers and channels have, from time to time, limited or prohibited advertisements for products for a variety of reasons, including as a result of poor behavior by other industry participants. There is no assurance that we will not be limited or prohibited from using certain current or prospective marketing channels in the future. If this were to happen in the case of a significant marketing channel and/or for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Finally, many users have historically registered for (and logged into) applications such as ours through their Facebook profiles or their Apple IDs. While we plan to have other methods that allow users to register for (and log into) our products, no assurances can be provided that users will use these other methods. Facebook and Apple have broad discretion to change their terms and conditions in ways that could limit, eliminate or otherwise interfere with our ability to use Facebook or Apple as a registration method or to allow Facebook or Apple to use such data to gain a competitive advantage. If Facebook or Apple did so, our business, financial condition and results of operations could be materially adversely affected. Additionally, if security on Facebook or Apple is compromised, if our users are locked out from their accounts on Facebook or Apple or if Facebook or Apple experiences an outage, our users may be unable to access our products. As a result, user growth and engagement on our service could be materially adversely affected, even if for a temporary period. We also rely on Facebook for targeted advertisement and performance marketing. In the event that we are no longer able to conduct targeted advertisement and performance marketing through Facebook, our user acquisition and revenue stream may be materially adversely affected. Any of these events could materially adversely affect our business, financial condition and results of operations.

Access to our products depends on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. If third parties such as the Apple App Store or Google Play Store adopt and enforce policies that limit, prohibit or eliminate our ability to distribute or update our applications through their stores, it could materially adversely affect our business, financial condition and results of operations.

Our products will depend on mobile app stores and other third parties such as data center service providers, as well as third party payment aggregators, computer systems, internet transit providers and other communications systems and service providers. Our mobile applications will be almost exclusively accessed through and depend on the Apple App Store and the Google Play Store. While our mobile applications will be generally free to download from these stores, we may offer our users the opportunity to purchase subscriptions and certain à la carte features through these applications. We determine the prices at which these subscriptions and features are sold. Purchases of these subscriptions and features via our mobile applications will be mainly processed through the in-app payment systems provided by Apple and Google. We will pay Apple and Google, as applicable, a meaningful share (which may be 30% or more) of the revenue we receive from transactions processed through in-app payment systems.

Both Apple and Google have broad discretion to make changes to their operating systems or payment services or change the manner in which their mobile operating systems function and their respective terms and conditions applicable to the distribution of our applications, including the amount of, and requirement to pay, certain fees associated with purchases required to be facilitated by Apple and Google through our applications, and to interpret their respective terms and conditions in ways that may limit, eliminate or otherwise interfere with our products, our ability to distribute our applications through their stores, our ability to update our applications, including to make bug fixes or other feature updates or upgrades, the features we provide, the manner in which we market our in- app products, our ability to access native functionality or other aspects of mobile devices, and our ability to access information about our users that they collect. To the extent either or both of them do so, our business, financial condition and results of operations could be materially adversely affected.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may seriously harm and negatively affect our reputation and our business.

We must regularly review metrics to evaluate growth trends, measure our performance, and make strategic decisions. These metrics may be calculated using internal company data and data received from independent third parties. While we anticipate that these metrics will be based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there will be inherent challenges in measuring how our products are used across large populations. Our user metrics may also be affected by technology on certain mobile devices that automatically runs in the background of our application when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such account. The methodologies used to measure these metrics will require significant judgment and are also susceptible to algorithm or other technical errors. In addition, as we seek to improve our estimates of our user base, such estimates may change due to improvements or changes in our methodology.

Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. We plan to continually seek to address technical issues in our ability to record such data and improve our accuracy but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue. If our partners do not perceive our user, geographic, or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic, or other demographic metrics, our reputation may be materially adversely impacted.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.
In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Neureka® is accelerating neurological treatments from bench to bedside & beyond. By combining Neureka's ecosystem of compact wearables and nearables with their proprietary AI-driven biometrics analysis algorithms, Neureka is the only fully integrated biomarker platform for neurology that enables personalized interventions, spanning from clinical trials to ongoing patient support.

Business Plan

The Company collects an unprecedented amount of data and real-time insights. As the Company gains traction, our large datasets can be analyzed to someday predict seizures for patients. The future of epilepsy care is seizure prediction, to alert patients and improve their safety and quality of life. In our B2C business plans, we will continue with the launch and expansion of Neureka® Sleep, and we plan to bring our Neureka® seizure detection devices to the market in 2023. As we scale, we plan to launch our B2B business model targeting insurance reimbursements and seizure prediction data partners. Neureka® is an extensible platform for multiple neurological conditions, including sleep disorders, migraine, and more, which will present new opportunities for the expansion of our product and service offerings into the future.

History of the Business

The Company name was changed from Novela Ventures, Inc. to Novela Neurotechnologies, Inc. in October 17, 2018.

The Company's Products and/or Services

Product / Service	Description	Current Market
Neureka® Sleep	AI-powered wearable sleep monitor, to bring peace of mind to epilepsy patients and their families who worry about nocturnal seizures, which may lead to Sudden Unexpected Death in Epilepsy (SUDEP)	Refractory epilepsy patients
Neureka® Telehealth Portal	Direct access to patient data for clinics & hospitals	Clinics & Hospitals
Neureka® 360° Epilepsy Apps	Applications that provide medication reminders & adherence tracking; Easy seizure reporting; Side effect reporting; Caregiver Alerts	Refractory epilepsy patients

As we scale, we plan to launch our B2B business model targeting insurance reimbursements and seizure prediction data partners. Neureka® is an extensible platform for multiple neurological conditions, including sleep disorders, migraine, and more, which will present new opportunities for the expansion of our product and service offerings into the future.

Our customer base is the over 3.4 million Americans and over 70 million people worldwide who suffer from epilepsy and the clinicians and hospitals who treat patients with epilepsy. We also plan to scale our B2B business model to target insurance companies, pharmaceutical companies and medical device makers.

Competition

The Company's primary competitors are Other branded products as well as retailers' private-label brands. .

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. Other seizure-detection devices simply track changes in wrist motion that can indicate convulsive seizures, making them inconvenient and prone to false alerts. Neureka® is different: our proprietary seizure-detection devices measure surface electromyography (sEMG) signals from biceps muscles, and are clinically validated with 100% accuracy. Even better? Neureka® enables comfortable at-home evaluation of seizures, helping patients avoid costly, inconvenient hospital stays in the epilepsy monitoring unit.

Supply Chain and Customer Base

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event our current third-party vendors are unable to provide services or any issues arise with our current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to our business, although it could cause short-term limitations.

Our customer base is the over 3.4 million Americans and over 70 million people worldwide who suffer from epilepsy and the clinicians and hospitals who treat with epilepsy. We also plan to scale our B2B business model to target insurance companies, pharmaceutical companies and medical device makers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US8386025B2	Device and method for monitoring muscular activity	Utility Patent	April 28, 2008	February 26, 2013	USA
US8983591B2	Method and apparatus for detecting seizures	Utility Patent	October 17, 2011	March 17, 2015	USA
US9186105B2	Method and apparatus for detecting seizures	Utility Patent	July 5, 2012	November 17, 2015	USA
US9949654B2	Method for detecting seizures	Utility Patent	June 27, 2012	April 24, 2018	USA
US10420499 B2	Method and system of detecting seizures	Utility Patent	June 11, 2013	September 24, 2019	USA
US9439595B2	Method and apparatus for detecting seizures	Utility Patent	March 16, 2015	September 13, 2016	USA
US9603573B2	Detection of EMG activity using sensors on both sides of the body	Utility Patent	April 14, 2015	March 28, 2017	USA
US10143415 B2	Method of monitoring a patient for seizure activity and evaluating seizure risk	Utility Patent	August 3, 2015	December 4, 2018	USA
US10349902 B2	Method and apparatus for communicati	Utility Patent	September 14, 2015	July 16, 2019	USA

	on between a sensor and a managing device				

US9439596B2	Method and apparatus for detecting seizures	Utility Patent	October 6, 2015	September 13, 2016	USA
US10238330 B2	Method of indicating the probability of psychogenic non- epileptic seizures	Utility Patent	June 20, 2014	March 26, 2019	USA
US10342451 B2	Method and apparatus for detecting seizures including loose electrode monitoring	Utility Patent	October 22, 2014	July 9, 2019	USA
US10226209 B2	Method and apparatus for classification of seizure type and severity using electromyography	Utility Patent	December 2, 2014	March 12, 2019	USA
US9833185B2	Method and apparatus for detecting seizures	Utility Patent	August 12, 2016	December 5, 2017	USA
US10080519 B2	Methods and apparatuses for detection and classification of seizures using EMG sensors	Utility Patent	February 9, 2017	September 25, 2018	USA
US10736525 B2	Systems and methods for characterization of seizures	Utility Patent	April 19, 2017	August 11, 2020	USA
US10610148 B2	Method of monitoring a	Utility Patent	April 16, 2016	April 7, 2020	USA

	patient for seizure activity				

US29582883	Electrode patch	Design Patent	October 31, 2016	October 23, 2018	USA
US29664987	Electrode patch	Design Patent	September 28, 2018	August 20, 2019	USA
US20190183 404A1	Method of indicating the probability of psychogenic non- epileptic seizures	Utility Patent	February 19, 2019		USA
US20200054 285A1	Electrode Patch	Utility Patent	October 31, 2017		USA
JP201653570 3	Classification method and apparatus for seizure type and severity using electromyogr aphy	Utility Patent	December 2, 2014	July 3, 2019	Japan
MX20160041 74	Detecting seizures including loose electrode monitoring	Utility Patent	March 31, 2016	June 26, 2018	Mexico
CA172545S	Electrode patch	Design Patent	January 13, 2017	August 23, 2017	Canada
AU20170100 69D	Electrode patch	Design Patent	January 6, 2017	February 1, 2017	Australia
AU20170100 70D	Electrode patch	Design Patent	January 6, 2017	February 1, 2017	Australia
JP201711321 4	Apparatus for detecting seizures, and method for operating that apparatus	Design Patent	June 8, 2017		Japan

MX2016007210	Method and apparatus for classification of seizure type and severity using electromyography	Utility Patent	June 1, 2016		Mexico
AU2017010072D	Electrode Patch	Design Patent	January 6, 2017	February 1, 2017	Australia
JP2016540933	Method and apparatus for classification of seizure type and severity using electromyography	Design Patent	September 9, 2014	October 25, 2017	Japan
JP2017238725	Sensor system for detecting seizures including loose electrode monitoring and operation method therefor	Utility Patent	December 13, 2017	December 26, 2018	Japan
EP2016854395	Method and apparatus for detecting and classifying seizure activity	Utility Patent	October 7, 2016		Europe
JP2017113214	System for detection of seizures and method of operation thereof	Utility Patent	June 8, 2017	October 26, 2018	Japan

JP2016540933	Apparatus for detecting seizures including audio features and method of operation thereof	Utility Patent	September 9, 2014	November 9, 2018	Japan
MX2016004174	Detecting seizures including loose electrode monitoring	Utility Patent	March 31, 2016	June 26, 2018	Mexico
MX2016007210	Method and apparatus for classification of seizure type and severity using electromyography	Utility Patent	June 1, 2016	August 2, 2018	Mexico
JP2017238725	Sensor system for detecting seizures including monitoring of loose electrodes and method of operation thereof	Utility Patent	December 13, 2017	November 28, 2018	Japan
MX2018001731D	Industrial Model of Electrode Patch	Design Patent	January 5, 2017	January 7, 2019	Mexico
Design Patent	Industrial Model of Electrode Patch	Design Patent	January 5, 2017	January 7, 2018	Mexico
MX2018001733D	Industrial Model of Electrode Patch	Design Patent	January 5, 2017	January 7, 2018	Mexico

HUE11833561	Apparatus with EMG sensors for detecting seizures	Utility Patent	October 17, 2011		Hungary
JP2016538781	Data integration interface and method of reviewing electromyographic recording data and audio data	Utility Patent	December 12, 2014	April 24, 2019	Japan
MX2018012853	Systems and methods for characterization of seizures.	Utility Patent	April 19, 2017		Mexico
EP2016854395	Method and apparatus for detecting and classifying seizure activity	Utility Patent	October 7, 2016		Europe
JP2016535703	Rear windscreen wiper device	Utility Patent	December 2, 2014	November 6, 2019	Japan
MX2019006479	Semiology of seizures including muscle signals collected from electroencephalograp hy electrodes.	Utility Patent	June 3, 2019		Mexico
MX2016005856	Method and apparatus for detecting seizures	Utility Patent	April 15, 2013	January 8, 2020	Mexico

MX2019012307A	Methods and apparatus for seizure monitoring.	Utility Patent	April 13, 2018		Mexico
NO2734104^	System for detecting the onset of seizures	Utility Patent	June 27, 2012	December 27, 2016	Norway
NO2144560^	A device and method for monitoring muscular activity	Utility Patent	April 28, 2008	February 20, 2017	Norway
NO2627244^	Apparatus with EMG sensors for detecting seizures	Utility Patent	October 17, 2011	November 19, 2018	Norway
MX2017000076D^	Industrial Model of Electrode Patch	Utility Patent	January 5, 2017	October 1, 2018	Mexico

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6060127*	Service Mark; providing temporary use of non-downloadable data processing software for creating a digital portal environment that allows companies to simplify and automate data	Neureka	April 19, 2019	May 19, 2020	USA

	collection and analysis to accelerate the discovery and development of innovative treatments for a wide range of neurological conditions; providing an online computer database in the field of neurology for medical research purposes; providing a website for medical professionals featuring medical information in the field of neurology.				

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4275 Executive Square Suite 200, San Diego , CA 92037

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Rawy Iskander

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Chief Executive Officer, Chief Financial Officer and Director- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Novela Neurotechnologies, Inc. d/b/a Neureka®, February 2018 to Present, Founder, Chief Executive Officer, Chief Financial Officer and Director Responsible for all major corporate decisions, managing the overall operations and resources of the Company, including, the go-to-market strategy, fundraising, customer discovery

Education

University of California, Berkeley, Haas School of Business, Venture Capital Executive Program (2018) The International Institute for Management Development (IMD), Executive MBA, Finance, Organization Development (2008) The American University in Cairo, PMI, Project Management (2001)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Rawy Iskander

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, Chief Executive Officer, Chief Financial Officer and Director- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Novela Neurotechnologies, Inc. d/b/a Neureka®, February 2018 to Present, Founder, Chief Executive Officer, Chief Financial Officer and Director Responsible for all major corporate decisions, managing the overall operations and resources of the Company, including, the go-to-market strategy, fundraising, customer discovery

Education

University of California, Berkeley, Haas School of Business, Venture Capital Executive Program (2018) The International Institute for Management Development (IMD), Executive MBA, Finance, Organization Development (2008) The American University in Cairo, PMI, Project Management (2001)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,914,339
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	All capitalized terms used below have the meanings as set forth in the SAFEs. There is no valuation cap. The "Discount Rate" is 75%. The agreements state if there is an equity financing before the termination of the SAFE, on the initial closing of an equity financing of at least $5,000,000, the SAFEs will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the discount price. If there is a liquidity event before the expiration or

termination of the SAFE, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount or (ii) automatically receive from the Company, a number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

Type of security	Options
Amount outstanding	737,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF
Other Material Terms or information.	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	5,700,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The "Discount" is 20%. The "Valuation Cap" is $25,000,000.

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Brex
Amount outstanding	$1,384.75
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	
Other material terms	None

Type of debt	Shareholder Advance
Name of creditor	Thirdwayv, Inc
Amount outstanding	$18,333.33
Interest rate and payment schedule	0%
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 15, 2022
Other material terms	None

Type of debt	Seller Acquisition Financing
Name of creditor	HCV Investments LLC
Amount outstanding	$2,015,915.00
Interest rate and payment schedule	1.08% per annum
Amortization schedule	
Describe any collateral or security	None
Maturity date	July 1, 2026
Other material terms	Milestone payments must be made as follows: December 31, 2023 - $406,256 December 31, 2024 - $460,890 December 31, 2025 - $516,118 December 31, 2026 - $532,901

The total amount of outstanding debt of the company is $2,035,633.08.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	4,702,209		Research and Development; IP Acquisitions; Hiring; Marketing; and General Working Capital	January 17, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$88,800.00	Intermediary fees, new product marketing, research and development, new hires, and general working capital	February 14, 2023	Regulation CF

Ownership

A majority of the Company is owned by Ray Iskander TRUST and Novela Canada Inc. The trustee of the Ray Iskander TRUST dated 4/14/2020 is Ray Iskandar. *The only owner of 20% or more of Novela Canada, Inc. is Ray Iskander, and Ray Iskander is director of Novela Canada, Inc. The officers of Novela Canada, Inc. are Ray Iskander, who serves as President/CEO, and Parisa Sabetian, who serves as CFO

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ray Iskander TRUST	47.0%
Novela Canada Inc	34.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Company is looking to raise additional capital in 2024 through institutional investors.

Diversify the revenue streams through collaboration with pharmaceutical companies.

Liquidity and Capital Resources

On January 17, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On February 14, 2023 the Company conducted an offering pursuant to Regulation CF and raised $88,800.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Rawy "Ray" Iskander
Relationship to the Company	Founder and CEO
Total amount of money involved	$0.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	The Company has an outstanding loan with

	Thirdwayv, Inc., which is a company co-owned by Rawy "Ray" Iskander. Ray Iskander is the Company's Founder and CEO.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/info@neureka.ai
(Signature)

info@neureka.ai
(Name)

Director and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Rawy Iskander
(Signature)

Rawy Iskander
(Name)

Director and CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Neureka

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
Brex Cash	10,716.99
SVB Checking #5672	0.00
SVB Direct Connect - 5672	49,483.27
Wells Fargo Checking #1953	0.00
Total Bank Accounts	**$60,200.26**
Accounts Receivable	
Accounts Receivable (A/R)	217,700.00
Total Accounts Receivable	**$217,700.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$277,900.26**
Fixed Assets	
Accumulated Amortization	-167,728.00
Accumulated Depreciation	-7,103.00
Equipment	9,091.44
Total Fixed Assets	**$ -165,739.56**
Other Assets	
Brain Sentinel Intellectual Property	2,515,915.46
Pre-paid Rent	857.24
Total Other Assets	**$2,516,772.70**
TOTAL ASSETS	**$2,628,933.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Credit Card	2,989.09
Total Credit Cards	**$2,989.09**
Other Current Liabilities	
Loan Payable	20,166.75
Total Other Current Liabilities	**$20,166.75**
Total Current Liabilities	**$23,155.84**

Neureka

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Accrued Long Term Interest on Brain Sentinel Promissory Note	53,550.62
Brain Sentinel Promissory Note	2,015,915.46
SBA EIDL Loan Advance	0.00
SBA PPP Loan	0.00
Total Long-Term Liabilities	**$2,069,466.08**
Total Liabilities	**$2,092,621.92**
Equity	
Opening Balance Equity	0.00
Paid-In Capital	4,315.29
Retained Earnings	-3,266,949.65
SAFE	4,785,133.81
Net Income	-986,187.97
Total Equity	**$536,311.48**
TOTAL LIABILITIES AND EQUITY	**$2,628,933.40**

Neureka

Profit and Loss
January - December 2022

	TOTAL
Income	
Clinics Revenue	216,300.00
Direct Patients Revenue	7,544.18
Shipping Income	1,400.00
Total Income	**$225,244.18**
Cost of Goods Sold	
Cost of Goods Sold	
Carrier Connectivity - COGS	5,540.13
Configuration Labor 1099 - COGS	7,171.14
Hardware - COGS	18,178.39
Hosting - COGS	2,673.14
Packaging - COGS	606.69
Shipping - COGS	4,241.66
Third-Party Licenses - COGS	100.00
Total Cost of Goods Sold	**38,511.15**
Total Cost of Goods Sold	**$38,511.15**
GROSS PROFIT	**$186,733.03**
Expenses	
Dues & Subscriptions	
Adobe - D&S	62.98
American Epilepsy Society - D&S	260.00
AMZ*VEEYOO - D&S	-37.08
Ansarada - D&S	1,428.00
Atlassian - D&S	5,222.50
AWS - D&S	23,404.44
Canva - D&S	90.93
Colibri WP - D&S	169.15
Dropbox - D&S	285.21
ESHARES / CARTA - D&S	6,000.00
Figma - D&S	45.00
G Suite - D&S	11,432.26
GITHUB.COM - D&S	361.16
Go-Daddy - D&S	933.37
Google - Project Fi - D&S	853.61
Google Cloud - D&S	1,553.96
Google Voice - D&S	185.76
Hootsuite - D&S	588.00
Hostgator - D&S	99.95
Intuit QuickBooks	1,167.35
JotForms -D&S	234.00
MATTER - D&S	1,100.00

	TOTAL
Microsoft - D&S	69.99
Miro - D&S	20.00
PDFfiller - D&S	96.00
ProductPlan - D&S	468.00
Shimmer - D&S	3,019.00
SIGNREQUEST - D&S	600.00
Travis CI - D&S	129.00
Twilio - D&S	7,500.81
Webflow - D&S	348.00
Yodel - D&S	25.00
Zoom - D&S	161.14
Total Dues & Subscriptions	**67,877.49**
G&A	
Accountant - G&A	3,600.00
Bank Fees - G&A	-2,336.02
Employee Reimbursement	3,000.00
Insurance - G&A	5,969.20
Legal Fees - G&A	83.00
Meals & Entertainment _ G&A	2,021.20
Office Expenses - G&A	1,805.28
Office Rent - G&A	4,247.09
Other Legal Services - G&A	48,046.00
Patents & IP - G&A	6,672.00
Payroll 1099 - G&A	68,200.00
Payroll Fees - G&A	1,912.37
Payroll Taxes - G&A	-109.40
CA SUI-ER	858.60
FICA-ER	17,018.65
FUI-ER	115.68
Total Payroll Taxes - G&A	**17,883.53**
Payroll W-2 - G&A	200,762.16
Professional Services - G&A	950.00
Shipping - G&A	11.60
Travel - G&A	9,825.12
Total G&A	**372,652.53**
Interest on Brain Sentinel Promissory Note	53,550.62
Novela Intercompany Transfer	
Canada	25,000.00
Egypt	46,880.00
Poland	47,075.00
Total Novela Intercompany Transfer	**118,955.00**

	TOTAL
Operations & Maintenance	
Payroll 1099 - O&M	137,365.73
Payroll W-2 - O&M	5,276.80
Total Operations & Maintenance	**142,642.53**
R&D	3,017.74
Hardware - R&D	2,295.36
Payroll 1099 - R&D	125,674.85
Training - R&D	49.00
Total R&D	**131,036.95**
Sales & Marketing	
Charitable Contributions - S&M	250.00
Collateral - S&M	1,577.47
Digital Ads - S&M	9,198.95
Events - S&M	14,508.25
Payroll 1099 - S&M	29,931.25
Payroll W-2 - S&M	60,000.00
Print - S&M	11.99
Total Sales & Marketing	**115,477.91**
Taxes & Licenses	1,903.97
Total Expenses	**$1,004,097.00**
NET OPERATING INCOME	**$ -817,363.97**
Other Expenses	
Unrealized Gain or Loss	0.00
Amortization Expense	167,728.00
Depreciation Expense	1,096.00
Total Other Expenses	**$168,824.00**
NET OTHER INCOME	**$ -168,824.00**
NET INCOME	**$ -986,187.97**

Neureka

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
ADP Retirement Employee before-tax %	-200.00
Brex Cash	28,194.73
Chase Checking - 5106	64,210.10
Chase Savings - 5723	7,002.13
SVB Checking #5672	0.00
SVB Direct Connect - 5672	0.00
Wells Fargo Checking #1953	0.00
Total Bank Accounts	**$99,206.96**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	2,394.00
Total Other Current Assets	**$2,394.00**
Total Current Assets	**$101,600.96**
Fixed Assets	
Accumulated Amortization	-335,455.00
Accumulated Depreciation	-8,785.00
Equipment	9,091.44
Fixed Asset Computers	5,921.20
Total Fixed Assets	**$ -329,227.36**
Other Assets	
Brain Sentinel Intellectual Property	2,515,915.46
Pre-paid Rent	857.24
Total Other Assets	**$2,516,772.70**
TOTAL ASSETS	**$2,289,146.30**

Neureka

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Credit Card	460.59
Total Credit Cards	**$460.59**
Other Current Liabilities	
ADP Retirement Employer Contribution	-6,215.20
Loan Payable	18,333.42
Total Other Current Liabilities	**$12,118.22**
Total Current Liabilities	**$12,578.81**
Long-Term Liabilities	
Accrued Long Term Interest on Brain Sentinel Promissory Note	53,550.62
Brain Sentinel Promissory Note	1,965,915.46
SBA EIDL Loan Advance	0.00
SBA PPP Loan	0.00
Total Long-Term Liabilities	**$2,019,466.08**
Total Liabilities	**$2,032,044.89**
Equity	
Opening Balance Equity	0.00
Paid-In Capital	4,315.29
Retained Earnings	-4,253,137.62
SAFE	5,698,358.52
Net Income	-1,192,434.78
Total Equity	**$257,101.41**
TOTAL LIABILITIES AND EQUITY	**$2,289,146.30**

Neureka

Profit and Loss

January - December 2023

	TOTAL
Income	
Clinics Revenue	-162,225.00
Direct Patients Revenue	23,590.00
Shipping Income	-1,050.00
Total Income	**$ -139,685.00**
Cost of Goods Sold	
Cost of Goods Sold	
Configuration Labor 1099 - COGS	5,226.33
Hardware - COGS	26,227.40
Hosting - COGS	4,608.50
Packaging - COGS	382.11
Shipping - COGS	5,990.60
Total Cost of Goods Sold	**42,434.94**
Total Cost of Goods Sold	**$42,434.94**
GROSS PROFIT	**$ -182,119.94**
Expenses	
Dues & Subscriptions	52.00
Adobe - D&S	578.82
American Epilepsy Society - D&S	570.00
Apple - D&S	99.00
Atlassian - D&S	3,612.33
Audible - D&S	15.99
AWS - D&S	13,471.50
Calendly - D&S	205.14
Canva - D&S	155.88
Chatgpt - D&S	180.00
Coursera - D&S	49.00
Cox - D&S	102.16
DocuSign - D&S	300.00
Dropbox - D&S	438.88
ESHARES / CARTA - D&S	6,420.00
Forecastr - D&S	0.00
G Suite - D&S	2,026.84
GITHUB.COM - D&S	507.59
Go-Daddy - D&S	2,034.45
Google - Project Fi - D&S	1,054.99
Google Cloud - D&S	1,990.94
Hootsuite - D&S	588.00
Intuit QuickBooks	1,107.10
JotForm - D&S	408.00
LeadLoft - D&S	900.00
LinkedIn - D&S	539.88

	TOTAL
Microsoft - D&S	69.99
Miro - D&S	30.00
ONTARIO BIOSCIENCE - D&S	432.98
Oracle - D&S	12,654.00
PDFfiller - D&S	96.00
ProductPlan - D&S	468.00
SIGNREQUEST - D&S	63.00
Slidebean - D&S	978.00
Twilio - D&S	2,523.74
UCSF Foundation - D&S	400.00
Webflow - D&S	464.28
Yodel - D&S	25.00
Zoom - D&S	161.14
Total Dues & Subscriptions	**55,774.62**
Engineering	
Hardware - Engineering	483.10
Payroll 1099 - Engineering	14,017.50
Total Engineering	**14,500.60**
G&A	
Accountant - G&A	950.00
Bank Fees - G&A	200.91
Employee Reimbursement	2,600.00
Insurance - G&A	6,981.06
WageWorks Account Fees	700.00
Total Insurance - G&A	**7,681.06**
Meals & Entertainment _ G&A	6,324.35
Office Expenses - G&A	1,126.33
Office Rent - G&A	3,070.74
Other Legal Services - G&A	25,603.58
Payroll 1099 - G&A	24,170.00
Payroll Fees - G&A	6,111.55
Payroll Taxes - G&A	-68.17
CA SUI-ER	273.00
FICA-ER	14,188.95
FUI-ER	84.00
TN SUI-ER	189.00
Total Payroll Taxes - G&A	**14,666.78**
Payroll W-2 - G&A	125,476.35
Professional Services - G&A	23,397.14
Shipping - G&A	59.19
Travel - G&A	33,543.06
Total G&A	**274,981.04**

	TOTAL
Novela Intercompany Transfer	
Canada	67,311.50
Egypt	54,898.00
Poland	34,320.00
Total Novela Intercompany Transfer	**156,529.50**
Operations & Maintenance	
Payroll 1099 - O&M	178,419.26
Total Operations & Maintenance	**178,419.26**
QuickBooks Payments Fees	210.71
R&D	
Hardware - R&D	3,085.80
Payroll 1099 - R&D	38,006.25
Training - R&D	98.00
Total R&D	**41,190.05**
Sales & Marketing	-2,318.54
Charitable Contributions - S&M	1,250.00
Collateral - S&M	31.98
Demo Units - S&M	1,197.00
Digital Ads - S&M	15,399.00
Events - S&M	14,458.69
Payroll 1099 - S&M	25,045.05
Payroll W-2 - S&M	60,000.00
Print - S&M	425.23
Total Sales & Marketing	**115,488.41**
Taxes & Licenses	3,204.97
Uncategorized Expense	606.68
Total Expenses	**$840,905.84**
NET OPERATING INCOME	**$ -1,023,025.78**
Other Expenses	
Unrealized Gain or Loss	0.00
Amortization Expense	167,727.00
Depreciation Expense	1,682.00
Total Other Expenses	**$169,409.00**
NET OTHER INCOME	**$ -169,409.00**
NET INCOME	**$ -1,192,434.78**